UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Westport Innovations Inc.
(Exact name of registrant as specified in its charter)

Alberta		N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	IRS Employer Identification No.)

1750 West 75th Avenue, Suite 101 Vancouver, British Columbia, Canada V6P 6G2
(Address of principal executive offices)	(Zip Code)
Salman Manki	(604) 718-2035

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X__ Rule 13p-1 under the Securities ExchangeAct (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Westport Innovations Inc. (including its consolidated subsidiaries, the “Company”) evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain tin, tungsten, tantalum and/or gold. The Company conducted a survey of its suppliers and has determined in good faith that its conflict minerals status resulting from its due diligence efforts shows a portion of its purchased parts, components and materials to be “DRC conflict undeterminable” and the remainder to be “DRC conflict free” (terms as defined in the 1934 Act). As a result, the Company has filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at available on the Company’s website at www.westport.com.

Section 2 − Exhibits

Exhibit 1.01 − Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WESTPORT INNOVATIONS INC.

/s/ David R. Demers

Name:  David R. Demers

Title: Chief Executive Officer

 June 2, 2014

*Print name and title of the registrant’s signing executive officer under his or her signature.